[redacted]

10029617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AS 3/6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOMBE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 ROUTE 209
(No. and Street)

WARWARSING (City) | NY (State) | 12489 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP COOMBE, III — 845-647-7259 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR & O'CONNOR, LLP
(Name – *if individual, state last, first, middle name*)

249 ROUTE 32 * PO BOX 365 (Address) | CENTRAL VALLEY (City) | NY (State) | 10917 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, **PHILIP COOMBE III**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **COOMBE FINANCIAL SERVICES, INC.**, as of **DECEMBER 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE COOMBE BENDER
Notary Public, State of New York
No. 01BE5049653
Qualified in Sullivan County
Commission Expires 09/18/2013

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filling, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY SCHEDULE	
Computation of net capital pursuant to Rule 15c3-1	9
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	10

O'CONNOR & O'CONNOR, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coombe Financial Services, Inc.
Wawarsing, New York 12489

We have audited the accompanying statements of financial condition of Coombe Financial Services, Inc. as of December 31, 2009 and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Coombe Financial Services, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor + O'Connor, LLP
Central Valley, New York
February 18, 2010

COOMBE FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS

		2009
Cash	$	8,563
Investment Accounts		16,670
Accounts receivable		14,379
Prepaid expenses and other current assets		0
Total current assets		39,612
Furniture and equipment, net		6,073
Total assets	$	45,685

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	17,789
Stockholder's equity		
Capital stock - 100 shares authorized 100 shares issued and outstanding		5,000
Additional paid in capital		34,163
Retained Earnings		(11,267)
Total stockholder's equity	$	27,896
Total liabilities and stockholder's equity	$	45,685

See accompanying notes to financial statements and auditors' report

COOMBE FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

For the Year Ended December 31,

		2009
Revenue:		
Investment company shares	$	172,036
Account supervision		21,554
Other revenue		202,785
Total revenue		396,375
Expenses:		
Salary and costs for officers		63,973
Other employee compensation and benefits		107,616
Regulatory fees		21,515
Other expenses		212,820
Total Expenses		405,924
Net Income	$	(9,549)

The accompanying notes to financial statements are an integral part of these statements.

COOMBE FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31,

		2009
Stockholder's equity, beginning	$	37,445
Net income		(9,549)
Stockholder's equity, ending	$	27,896

See accompanying notes to financial statements and auditors' report

COOMBE FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

For the Year Ended December 31,

		2009
Cash Flows Provided by Operating Activities		
Net Income	$	(9,549)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		817
Changes in assets and liabilities:		
(Increase) in investments		(1,369)
Decrease in accounts receivable		5,966
Decrease in prepaid expenses		1,500
Prior year adjustments to equity		(508)
(Decrease) in accounts payable and accrued expenses		(2,587)
Net cash provided by operating activities		(5,730)
Net increase (decrease) in cash		(5,730)
Cash at beginning of year		14,293
Cash at end of year	$	8,563
Supplemental cash flow information:		
Taxes paid	$	175

See accompanying notes to financial statements and auditors' report

COOMBE FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

Coombe Financial Services, Inc. (the "Company") was formed on September 13, 1963, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. April of 2001. The company made a Sub-Chapter S Corporation election with the Internal Revenue Service in 2001 The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a Sub-Chapter S Corporation. The Company consists of a single shareholder.

A summary of the Company's significant accounting policies follows:

Basis of accounting:

The Company operates under the provisions of Paragraph (k)(1)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(1)(ii) provide that the Company transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies. Also, all funds are promptly transmitted and the Company does not hold funds or securities for, or owe money or securities to customers.

Revenue recognition:

The Company receives commission income for investment advisory, brokerage services related to customer trading of and mutual funds, insurance sales and insurance annuity contracts. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

COOMBE FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Furniture and equipment:

Furniture, equipment and improvements are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 40 years.

Income Taxes:

The Company is classified Sub-Chapter S for federal income tax purposes and therefore, the financial statements do not include a provision for income tax expense or refunds.

Advertising:

The company expenses advertising costs as incurred. The Company recorded advertising expense of $1,070 in the year ended December 31, 2009.

Accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Furniture and Equipment

Equipment consists of the following at December 31:

	2009
Office Equipment	$ 10,006
Furniture & Fixtures	5,319
Other	1,055
	16,380
Less: Accumulated Depreciation	(10,307)
Total	$ 6,073

The Company recorded depreciation expense of $817 in the year ended December 31, 2009.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $16,045. At December 31, 2009 the Company had net capital requirements of $5,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2009 was 110.87%.

Note 4. Related Party Transactions

The sole shareholder of the Company is also a partner of a firm that provides the Company with employee services through a lease agreement. Employee lease expense for the year ended December 31, 2009 amounted to $65,000. The Company also leases its primary office space from the sole shareholder of the Company. Rent expense for the year ended December 31, 2009 amounted to $18,000.

Note 5. Commitments and Contingencies

The Company leases space under an operating lease that automatically renews every January. Rental expenses under these leases are $1,500 per month. During 2009, payments made on these leases amounted to $18,000.

Note 6. Concentration of Risk

The Company does not have any concentrations of risk.

Note 7. Subsequent Events

The Company has evaluated subsequent events through February 18, 2010, the date which the financial statements were issued.

COOMBE FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2009

Total stockholder's equity from statement of financial condition			$	27,896
Less non-allowable assets:				
Accounts receivable, past due for more than 30 days	$	3,278		
Furniture and equipment, net		6,073		
Prepaid Expenses		0		
Total non-allowable assets			$	9,351
Haircuts on securities				(2,501)
Net capital			$	16,044
Aggregate indebtedness:				
Accounts payable and accrued expenses			$	17,789
Computation of basic net capital requirement:				
Minimum net capital required - $5,000 as per Paragraph (a)(2)(iv) of Rule 15c3-1.			$	5,000
Percentage of aggregate indebtedness to net capital				110.88%

Note: The above computation does not differ from the computation of net capital pursuant to Rule 15c3-1 as of December 31, 2009 filed by Coombe Financial Services, Inc. onForm X-17A-5. Accordingly, no reconcilliation is deemed necessary.

See accompanying notes to financial statements and auditors' report

O'CONNOR & O'CONNOR, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Coombe Financial Services, Inc.
Wawarsing, New York 12489

In planning and performing our audit of the financial statements of Coombe Financial Services, Inc. (the "Company"), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital ender Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control over financial reporting to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

O'Connor + O'Connor, LLP

Central Valley, New York
February 18, 2010

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Coombe Financial Services, Inc.

Address: 6872 Rt. 209 Wawarsing, N.Y. 12489

Telephone: 845- 647-4800

SEC Registration Number: 8-11700 Firm ID 308

FINRA Registration Number:

(ii) Accounting Firm

Name: O'Connor & O'Connor, LLP

Address: 249 Route 32 PO Box 365 Central Valley, N.Y. 10917

Telephone: 845-928-9164

Accountant's State Registration Number:

77-59694

(iii) Audit date covered by the Agreement:

(Month) (Day) (Year)

Jan 1, 2009 - Dec. 31, 2009 AND BEYOND

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: Philip Coombe III

(By Firm's FINOP or President)

Title: President/ FINOP Date: 2/23/2010

COOMBE FINANCIAL SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2009